UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

    REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934


                         For the month of NOVEMBER 2007.

                        Commission File Number: 0-50244


                             TUMI RESOURCES LIMITED
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                 (Translation of registrant's name into English)

 #1305 - 1090 West Georgia Street, Vancouver, British Columbia, V6E 3V7, Canada
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                    (Address of principal executive offices)


Indicate by check mark whether the registrant  files or will file annual reports
under cover of Form 20-F or Form 40-F:   FORM 20-F  [X]   FORM 40-F  [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. YES [ ] NO [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3- 2(b): 82-_____________


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

                                           TUMI RESOURCES LIMITED
                                           -------------------------------------

Date: November 21, 2007                    /s/ David Henstridge
     ------------------------------        -------------------------------------
                                           David Henstridge,
                                           President & CEO

                             TUMI RESOURCES LIMITED
                        #1305 - 1090 West Georgia Street
                              Vancouver, BC V6E 3V7
                     Tel: (604) 699-0202 Fax: (604) 683-1585
                         Website: www.tumiresources.com

                             TSX Venture Symbol: TM
                             Frankfurt Exchange: TUY
                                  OTCBB: TUMIF

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NEWS RELEASE                                                   NOVEMBER 21, 2007


                  TUMI SIGNS DRILL CONTRACT FOR SALA IN SWEDEN

VANCOUVER,  CANADA  - TUMI  RESOURCES  LIMITED  ("TUMI"  AND/OR  THE  "COMPANY")
(TSXV-TM; OTCBB - TUMIF; FRANKFURT - TUY). David Henstridge, President, announces the signing of a drill contract with Drill Skill AB of Sweden to undertake an initial diamond drill program at the Company's wholly-owned Sala property in the Bergslagen District of Sweden. The program, scheduled to start in December, will consist of a minimum of seven holes drilled to depths of up to 400m.

Sala, now a historical mine site, was Europe's largest silver producer since the 16th century; it ceased production in the early part of the 20th century. Historical records show it was likely that >200 million ozs of silver were recovered from Sala with grades as high as 7,000 g/t. The sulphide ore is hosted dominantly by limestone and dolostone which have been folded and faulted with the underlying metamorphosed felsic volcanics and pyroclastics. The series of shafts along the Sala orebodies trend more or less in a north-northwestern direction, apparently controlled by fault structures. Longitudinal sections indicate that the ore zone at Sala (as indicated by mined-out workings) plunges gently to the north. There is a strong possibility that there are other mineralized horizons at depth, along strike or in parallel structures that do not come to surface. A large portion of the property south and west of the historic mines is in flat-lying land with little exposure; the limestone/volcanic contact zone has been projected into this area.

During the last year at Sala, the Company has completed a literature search of all historical data from the area, detailed ground mapping and 44 line-kms of detailed ground EM covering the old mine and surrounding prospective ground. As a result of this work, a drill target has been defined immediately to the west of and parallel to the old mine and extending to the southwest. The potential target strike length is about one kilometer. There is evidence of old drill holes in this area; no information about these holes has been found in the public domain.

Mr Henstridge stated: "We are very pleased to have located a significant drill target within the same geological sequence as the historic high-grade Sala silver mine. We are looking forward to the commencement of this drill program".

The qualified person for Tumi's projects, David Henstridge, a Fellow of the Australian Institute of Mining and Metallurgy and a Member of the Australian Institute of Geoscientists, has visited the Sala project in the Bergslagen District, Sweden, and has verified the contents of this news release.

On behalf of the Board,                     COMPANY CONTACT:
                                            Mariana Bermudez at (604) 699-0202
/s/ David Henstridge                        or email: mbermudez@chasemgt.com
-----------------------                     website: www.tumiresources.com
David Henstridge,
President & CEO                             INVESTOR INFORMATION CONTACT:
                                            Mining Interactive
                                            Nick L. Nicolaas at (604) 657-4058
                                            or email: nick@mininginteractive.com

FORWARD LOOKING STATEMENTS This Company Press Release contains certain "forward-looking" statements and information relating to the Company that are based on the beliefs of the Company's management as well as assumptions made by and information currently available to the Company's management. Such statements reflect the current risks, uncertainties and assumptions related to certain factors including, without limitations, competitive factors, general economic conditions, customer relations, relationships with vendors and strategic partners, the interest rate environment, governmental regulation and supervision, seasonality, technological change, changes in industry practices, and one-time events. Should any one or more of these risks or uncertainties materialize, or should any underlying assumptions prove incorrect, actual results may vary materially from those described herein. Neither the TSX Venture Exchange nor the Frankfurt Deutsche Borse have reviewed the information contained herein, and, therefore, do not accept responsibility for the adequacy or the accuracy of this release.